UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

6th Floor, Times Finance Center

No. 68 Middle Yincheng Road

Pudong, Shanghai 200120, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Tao Thomas Wu
Name:	Tao Thomas Wu
Title:	Chief Financial Officer

Date: August 9, 2012

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS

FOR THE SECOND QUARTER OF 2012

SHANGHAI, CHINA — August 8, 2012 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), the leading independent service provider focusing on distributing wealth management products to the high net worth population in China, today announced its unaudited financial results for the second quarter of 2012.

SECOND QUARTER 2012 FINANCIAL HIGHLIGHTS

•	Net revenues in the second quarter of 2012 were US$19.1 million, an 18.1% decrease from the corresponding period in 2011.

•	Income from operations in the second quarter of 2012 was US$7.2 million, a 32.0% decrease from the corresponding period in 2011.

•

Net income attributable to Noah shareholders in the second quarter of 2012 was US$6.2 million, a 30.7% decrease from the corresponding period in 2011. Non-GAAP[1] net income attributable to Noah shareholders in the second quarter of 2012 was US$7.1 million, a 24.4% decrease from the corresponding period in 2011.

•	Net income per basic and diluted ADS in the second quarter of 2012 were both US$0.11. Non-GAAP net income per diluted ADS in the second quarter of 2012 was US$0.12.

SECOND QUARTER 2012 OPERATIONAL HIGHLIGHTS

•

Total number of registered clients[2] as of June 30, 2012 increased by 52.3% year-over-year to 33,927; this figure includes 32,892 registered individual clients, 945 registered enterprise clients and 90 wholesale clients that have entered into cooperation agreements with the Company.

•

Active clients[3] during the second quarter of 2012 were 1,475, a 25.7% increase from the corresponding period in 2011. The aggregate value of wealth management products distributed by the Company[4] during the second quarter of 2012 was RMB6.1 billion (approximately US$1.0 billion)[5], a 22.1% decrease from the corresponding period in 2011. Of this aggregate value, fixed income products accounted for 65.5%, private equity fund products accounted for 28.7%, and other products, including securities investment funds, investment-linked insurance products and mutual fund products, accounted for 5.8%. The average transaction value per client[6] in the second quarter of 2012 was RMB4.2 million (approximately US$0.7 million), a 37.9% decrease from the corresponding period in 2011, primarily due to changes in product mix as clients purchased mutual fund products for the first time and more fixed income products that have a lower minimum investment amount than private equity fund products.

•

Coverage network as of June 30, 2012 included 60 branches, on the same figures as of March 31, 2012. Since June 30, 2012, the Company has closed three branches to streamline its operations. The number of relationship managers increased to 550 as of June 30, 2012, up 22.5% year-over-year.

[1]	Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation.
[2]

“Total number of registered clients” includes clients registered with Noah Upright (Shanghai) Fund Investment Consulting Co., Ltd. (“Noah Upright”), Noah’s mutual fund distribution business, for the first time in the second quarter of 2012.

[3]

“Active clients” refers to those registered clients who purchased wealth management products distributed by Noah during any given period. Active clients include clients who have purchased mutual fund products that were distributed for the first time in the second quarter of 2012.

[4]

“The aggregate value of wealth management products distributed by the Company” includes the incremental value of mutual fund products distributed by the Company for the first time in the second quarter of 2012. Through its PRC affiliated entity, the Company received a license in February 2012 to distribute mutual fund products.

[5]	The amount in RMB was translated into U.S. dollars using the average rate for the period as set forth in the H.10 statistical release of the Federal Reserve Board.
[6]	“Average transaction value per client” refers to the average value of wealth management products distributed by Noah that are purchased by active clients during a given period.

Ms. Jingbo Wang, Co-founder, Chairwoman of the Board of Directors and Chief Executive Officer, commented, “Despite current macro challenges, our business has started to improve and we achieved the second best quarter in terms of total transaction value distributed. In addition we are cautiously optimistic about the future of our mutual fund distribution business and our overseas business as both have started to generate revenue.”

Mr. Tom Wu, Chief Financial Officer, said, “We continue to focus on operating leverage to improve profitability and earnings growth going forward. We aim to increase branch and relationship manager productivity through training and IT infrastructure.”

SECOND QUARTER 2012 FINANCIAL RESULTS

Net Revenues

Net revenues for the second quarter of 2012 were US$19.1 million, an 18.1% decrease from the corresponding period in 2011, due to a decline in net revenues in one-time commissions, which were partially offset by an increase in net revenues in recurring service fees for the second quarter of 2012.

Net revenues from one-time commissions for the second quarter of 2012 were US$10.2 million, a 43.2% decrease from the corresponding period in 2011. The year-over-year decrease was primarily due to declines in both transaction value and average commission rate.

Net revenues from recurring service fees for the second quarter of 2012 were US$8.7 million, a 65.2% increase from the corresponding period in 2011. The year-over-year increase was mainly due to the cumulative effect of private equity fund and securities investment fund products distributed previously.

Operating Margin

Operating margin for the second quarter of 2012 was 37.7%, as compared to 45.3% for the corresponding period in 2011. The year-over-year decrease in operating margin for the second quarter of 2012 was primarily due to a decline in net revenues and an increase in expenses related to the expansions of coverage network and development of the mutual fund distribution business and the overseas business.

Operating cost and expenses for the second quarter of 2012, including cost of revenues, selling expenses, G&A expenses and other operating income, were US$11.9 million, a 6.6% decrease from the corresponding period in 2011.

Cost of revenues for the second quarter of 2012 totaled US$4.2 million, a 4.2% decrease from the corresponding period in 2011. The year-over-year decrease for the second quarter of 2012 was primarily due to a decrease in product-specific client meetings and other events as the Company distributed less wealth management products.

Selling expenses for the second quarter of 2012 were US$6.4 million, a 33.6% increase from the corresponding period in 2011. Selling expenses as a percentage of net revenues for the second quarter of 2012 was 33.3%, as compared to 20.4% for the corresponding period in 2011. The year-over-year increase for the second quarter of 2012 was primarily due to increases in personnel expenses, rental expenses and client service fees as a result of the Company’s network expansions.

G&A expenses for the second quarter of 2012 were US$4.2 million, a 15.7% increase from the corresponding period in 2011. G&A expenses as a percentage of net revenues for the second quarter of 2012 was 22.1%, as compared to 15.6% for the corresponding period in 2011. The year-over-year increase for the second quarter of 2012 was primarily due to increases in share-based expenses and travel expenses attributable to G&A expenses as a result of the Company’s expansion.

Other operating income for the second quarter of 2012 was US$2.9 million, as compared to US$56.7 thousand for the corresponding period in 2011. Other operating income is government subsidies received in the PRC from local governments for general corporate purposes.

Income Tax Expenses

Income tax expenses for the second quarter of 2012 were US$2.3 million, a 30.0% decrease from the corresponding period in 2011. The year-over-year decrease was primarily due to a decrease in taxable income.

Net Income

Net income attributable to Noah shareholders for the second quarter of 2012 was US$6.2 million, a 30.7% decrease from the corresponding period in 2011. Net margin for the second quarter of 2012 was 32.5%, as compared to 38.4% for the corresponding period in 2011. Income per basic and diluted ADS for the second quarter of 2012 were both US$0.11, as compared to US$0.16 for the corresponding period in 2011.

Non-GAAP net income attributable to Noah shareholders for the second quarter of 2012 was US$7.1 million, a 24.4% decrease from the corresponding period in 2011. Non-GAAP net margin for the second quarter of 2012 was 37.0%, as compared to 40.1% for the corresponding period in 2011. Non-GAAP income per diluted ADS for the second quarter of 2012 was US$0.12, as compared to US$0.16 for the corresponding period in 2011.

Balance Sheet and Cash Flow

As of June 30, 2012, the Company had US$114.6 million in cash and cash equivalents, a decrease from US$123.1 million as of March 31, 2012. In the second quarter of 2012, the Company generated US$7.6 million in its operating activities, received US$8.0 million from the maturity of fixed-term deposits, invested US$9.8 million mostly in fixed income products and used US$0.3 million to acquire property and equipment. In the second quarter of 2012, the Company used US$7.9 million to pay an annual dividend and US$3.4 million to repurchase ADSs.

On May 22, 2012, the Company’s board of directors authorized a share repurchase program of up to US$30 million worth of its issued and outstanding ADSs over the course of one year. As of June 30, 2012, the Company has repurchased 656,655 ADSs for approximately US$3.4 million, inclusive of transaction charges.

2012 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2012 is expected to be in a range of US$22.0 million and US$25.0 million, representing a year-over-year decline in the range of 15.8% and 4.3%. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a conference call on Wednesday, August 8, 2012 at 8:00 pm (Eastern) / 5:00 pm (Pacific) / 8:00 am (Hong Kong, Thursday, August 9) to discuss its second quarter 2012 financial results and recent business activity. The conference call may be accessed by calling the following numbers:

	Toll Free	Toll
• United States	• +1-866-519-4004	•	+1-718-354-1231
• China
• Domestic	800-819-0121
• Domestic Mobile	400-620-8038
• Hong Kong	• ###-##-####
• United Kingdom	• 080-8234-6646
Conference ID #	10598374

A telephone replay will be available shortly after the call until August 15, 2012 at +1-718-354-1232 (US Local Toll) or +61-2-8235-5000 (International). Conference ID # 10598374.

A live webcast of the conference call and replay will be available in the investor relations section of the Company’s website at http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income, non-GAAP income per diluted ADS and non-GAAP net margin provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized certain amounts of expenses for the restricted shares and share options in the periods presented and expects to incur share-based compensation charges in the future. To make financial results comparable period by period, the Company utilized the non-GAAP financial results to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited is the leading independent service provider focusing on distributing wealth management products to the high net worth population in China. Noah distributes over-the-counter wealth management products that are originated in China, including primarily fixed income products, private equity funds and securities investment funds. With 550 relationship managers in 60 branch offices as of June 30, 2012, Noah’s total coverage network encompasses China’s most economically developed regions where the high net worth population is concentrated. Through this extensive coverage network, product sophistication, and client knowledge, the Company caters to the wealth management needs of China’s high net worth population. For more information please visit the Company’s website at http://www.noahwm.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the full year 2012 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; our expectations regarding demand for and market acceptance of the products we distribute; our expectations regarding keeping and strengthening our relationships with key clients; relevant government policies and regulations relating to our industry; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; our plans to invest in research and development to enhance our product choices and service offerings; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Noah does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Noah undertakes no duty to update such information, except as required under applicable law.

Contacts:

Noah Holdings Limited

Shang Chuang, Director of IR

Tel: +86 21 3860 2388

ir@noahwm.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(In U.S. dollars)

(unaudited)

	As of
	March 31, 2012	June 30, 2012
	$	$
Assets
Current assets:
Cash and cash equivalents	123,121,230	114,649,545
Restricted cash	80,668	78,703
Short-term investments	34,825,265	37,702,078
Accounts receivable, net of allowance for doubtful accounts of nil at March 31, 2012 and June 30, 2012	11,136,087	9,170,488
Deferred tax assets	2,896,785	2,784,838
Amounts due from related parties	232,318	1,363,080
Other current assets	3,281,884	3,817,391

Total current assets	175,574,237	169,566,123

Long-term investments	1,417,527	—
Investment in affiliates	2,753,237	5,443,884
Property and equipment, net	4,212,775	3,976,982
Non-current deferred tax assets	524,697	597,682
Other non-current assets	944,146	739,210

Total Assets	185,426,619	180,323,881

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	6,312,786	6,356,122
Income tax payable	2,425,881	2,577,307
Other current liabilities	8,482,861	8,090,408
Dividend payable	7,868,000	—
Uncertain tax position liabilities	364,310	—

Total current liabilities	25,453,838	17,023,837

Non-current uncertain tax position liabilities	1,271,645	1,347,104
Other non-current liabilities	1,811,085	1,933,367

Total Liabilities	28,536,568	20,304,308

Equity	156,890,051	160,019,573

Total Liabilities and Equity	185,426,619	180,323,881

Noah Holdings Limited

Condensed Consolidated Income Statements

(In U.S. dollars, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	June 30, 2011	June 30, 2012	Change
	$	$
Revenues:
Third-party revenues	21,709,836	16,072,669	(26.0%)
Related party revenues	2,926,750	4,107,167	40.3%

Total revenues	24,636,586	20,179,836	(18.1%)
Less: business taxes and related surcharges	(1,335,257)	(1,106,122)	(17.2%)

Net revenues	23,301,329	19,073,714	(18.1%)

Operating cost and expenses:
Cost of revenues	(4,396,542)	(4,210,909)	(4.2%)
Selling expenses	(4,753,026)	(6,351,403)	33.6%
General and administrative expenses	(3,641,436)	(4,213,212)	15.7%
Other operating income	56,745	2,885,837	4,985.6%

Total operating cost and expenses	(12,734,259)	(11,889,687)	(6.6%)

Income from operations	10,567,070	7,184,027	(32.0%)

Other income(expenses):
Interest income	403,836	538,532	33.4%
Investment income	275,654	953,462	245.9%
Foreign exchange gain (loss)	914,117	(383,949)	(142.0%)
Other expense	—	(3,993)	—

Total other income	1,593,607	1,104,052	(30.7%)

Income before taxes and loss from equity in affiliates	12,160,677	8,288,079	(31.8%)
Income tax expense	(3,217,851)	(2,251,407)	(30.0%)
(Loss) gain from equity in affiliates	(1,144)	161,838	(14,246.7%)

Net income attributable to Noah Shareholders	8,941,682	6,198,510	(30.7%)

Income per ADS, basic	0.16	0.11	(31.3%)
Income per ADS, diluted	0.16	0.11	(31.3%)

Other comprehensive income, net of tax:
Foreign currency translation adjustments	544,985	(803,713)	(247.5%)

Comprehensive income attributable to Noah Shareholders	9,486,667	5,394,797	(43.1%)

Margin analysis:
Operating margin	45.3%	37.7%
Net margin	38.4%	32.5%
Weighted average ADS equivalent: [1]
Basic	55,747,547	55,842,814
Diluted	57,107,622	56,697,568
ADS equivalent outstanding at end of period	55,805,166	56,195,755

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	June 30,	June 30,	Change
	2011	2012
Number of registered clients	22,276	33,927	52.3%
Number of relationship managers	449	550	22.5%
Number of branch offices	45	60	33.3%

	Three months ended
	June 30,	June 30,
	2011	2012	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	1,173	1,475	25.7%
Transaction value:
Fixed income products	2,679	4,025	50.2%
Private equity fund products	4,640	1,764	(62.0%)
Other products, including securities investment funds, investment-linked insurance products and mutual fund products	568	355	(37.5%)

Total transaction value	7,887	6,144	(22.1%)

Average transaction value per client	6.72	4.17	(37.9%)

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In U.S. dollars, except for ADS data and percentages)

(unaudited)

	Three months ended
	June 30,	June 30,	Change
	2011	2012
	$	$
Net income attributable to Noah Shareholders	8,941,682	6,198,510	(30.7%)
Adjustment for share-based compensation related to:
Share options	358,032	401,157	12.0%
Restricted shares	35,407	455,589	1,186.7%

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	9,335,121	7,055,256	(24.4%)

Net income per ADS, diluted	0.16	0.11	(31.3%)
Adjusted net income per ADS, diluted (non-GAAP)*	0.16	0.12	(25.0%)

Net margin	38.4%	32.5%	(15.4%)
Adjusted net margin (non-GAAP)*	40.1%	37.0%	(7.7%)

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.